UC Asset Limited Partnership

2299 Perimeter Park Dr. #120

Atlanta, GA 30341, USA

March 11, 2021

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	UC Asset LP Amendment No.2 to Registration Statement on Form 10-12G Filed December 21, 2020 File No. 000-56203

Dear Sir/madam:

UC Asset LP, a Delaware limited partnership (the “Partnership”, “we”, “us”, or “our”) is submitting this letter in response to your comment letter dated November 16, 2020 relating to the Amendment No.2 to Registration Statement on Form 10-12G filed by us on December 21, 2020.

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

General

1. We note the disclosure that in the fourth quarter your investment portfolio expanded to include investment interests in SHOC LLC and Hotal LLC. Please disclose how you acquired these investment interests and the material terms. Please also clarify whether there are any assets associated with these investment interests. Please file any agreements relating to the acquisition of these investment interests as exhibits.

RESPONSE: In response to the staff’s comment, we have revised the disclosure to include the information as requested, and have provided related agreements as Exhibit 3.3.1, Exhibit 3.3.2 and Exhibit 3.4 .

Financial Statements, page F-1

2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: In response to the staff’s comment, we have updated our financial statements in accordance with Rule 8-08 of Regulation S-X.

Note 2 -Summary of Significant Accounting Policies, page F-6

3. We note your response to comment 4. Please clarify how you concluded that past due amounts and credit quality of financing receivables are not relevant to investors.

RESPONSE: We have NOT concluded that past due amounts and credit quality are not relevant to investors.

In our NOTES TO CONDENSED FINANCIAL STATEMENTS, we categorize all our short-term loans as Level 3 assets when determining their fair value, which is the level of highest risk. We believe that, by disclosing the fact that our short-term loans are assets of highest risk, we have provided our investors with reasonable amount of information about the credit quality of our financing receivables.

In response to the staff’s comment, we have added a subsection discussing the risk of our debt investments in “Risk Factors” section of our filing, to provide better disclosure on the credit quality of our financing receivables.

As of September 30, 2020, there is no past due amounts due from our financing receivables.

Note 4 - Fair Value of Financial Instruments, page F-9

4. Please address the following with respect to your response to our prior comment 5.

• We note your disclosure that your 100% owned subsidiary, Atlanta Landsight, LLC invests in properties for residential redevelopment, and this entails the renovation or remodeling of the property prior to resale or rental. As the sole owner of Atlanta Landsight, LLC, please tell us your level of involvement in this development activity. To the extent the development activity is directed by a different entity,please explain to us your relationship to that entity.

• We note your investment in SHOC LLC and Hotal LLC during the fourth quarter. We further note that these entities intend to develop properties located in certain select areas or operate home office accommodations respectively. As the sole owner of these entities, please tell us the extent of your involvement in the development and operating activities of the subsidiaries. To the extent these activities are directed by a different entity, please explain to us your relationship to that entity.

• With respect to your lending operations, please tell us whether you originate loans or acquire loans that have already been originated. To the extent you acquire loans from others, please tell us what entity typically originates these loans and if that entity is a related party.

RESPONSE:

•	The management of UC Asset and the management of Atlanta Landsight LLC(ALS) are completely separated from each other. UC Asset notifies ALS of its investment criteria. These criteria are general and mostly qualitative. Then ALS has sole discretion in screening, selecting, acquiring, developing, and liquidating its portfolio properties, without any approval or agreement from UC Asset’s management. UC Asset also holds the power to appoint and replace the manager of ALS according to ALS’s bylaw. Once appointed, the manager shall manage the operation of ALS independently from us. Furthermore, ALS has a number of contractors and subcontractors for its development activities, and those contractors and subcontractors have no authority or role in the management of either ALS or UC Asset.

•	The management of us and our subsidiaries SHOC LLC and Hotal LLC are completely separated from each other. UC Asset notifies SHOC and Hotal of our investment criteria. These criteria are general and usually qualitative. Then SHOC and Hotal have sole discretion in screening, selecting, acquiring, developing, and liquidating its portfolio properties, without any approval or agreement from UC Asset management. UC Asset also holds the power to appoint and replace the managers of SHOC LLC or Hotal LLC according to their bylaws. Once appointed, their managers shall manage their operations independently from UC Asset. There is no other entities directing the development and operating activities of these subsidiaries.

•	So far, we have a limited amount of loans in our portfolio, and all of these loans were originated by UC Asset.

Furthermore, in response to the Staff’s comment, we have

1) made edits all through our filings to distinct the roles of UC Asset management team and our investee’s managers. In some cases, we have replaced “we/us/UC Asset” with the name of our subsidiaries, in order to help investors better understand that those operations are carried out by our subsidiaries, not by ourselves. And

2) added to the section “Risk Factor” a subsection to discuss the risk associated with our limited control on our subsidiaries’ business operation.

If you have any questions regarding the responses above, please contact me at Larrywu@UCasset.com.

Sincerely,

/s/ Larry Xianghong Wu

Larry Xianghong Wu